Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer M. Helfgott Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

April 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: John Reynolds, Assistant Director
MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2007 concerning the Company’s Amendment No. 4 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on February 14, 2007 (“Amendment No. 4 to the Preliminary Proxy Statement ”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 5 to the Preliminary Proxy Statement (“Amendment No. 5 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 5 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

General

1.
We note your responses to comments two, 33, 34, and 35 from our letter of January 17, 2007 with respect to the valuation of the proposed acquisition. It does not appear that there are any valuations of the assets to be acquired that do not assume the development of the properties (and the necessary injection of capital in order to fund such development).

Therefore, if the net present value of the properties is dependent upon such properties’ development, if TEC is not able to develop such properties, it would appear that the value of such properties immediately prior to the consummation of an acquisition by Platinum would be less than that provided for by the PV-10 analysis you have supplied and was relied upon by C.K. Cooper.

Because the value of the assets that you acquire must have equal at least 80% of your net assets at the time of such acquisition (i.e., not after closing), if Platinum is paying $102 million for assets that may reach their valuation potential only with an additional $42 million capital infusion, it would appear that such assets are view by Platinum’s management as worth only $62 million and, as a result, do not meet the 80% test.

Please advise and revise your proxy statement as appropriate.

Response: We note the Staff’s comment and its interpretation of the 80% test as requiring a measure of the fair market value of a target company at the time of such acquisition, before any increase in value based on anticipated future capital investment. However, for companies that have physical assets such as real estate, mining or other extraction companies, such as Tandem, the undeveloped asset in and of itself has a has a fair market value. This fair market value exists at present and is separate from and not dependent upon whether or not the future investment will be made or whether the owner of those assets has the capitalization to make any future investment.

We can illustrate this valuation analysis with the example of undeveloped land. For example 1 acre could be worth $1,000 as farmland in Iowa or $100 million as the site of a hotel development in NYC. The ultimate value of the hotel may be $2 billion, but it will require $1 billion of investment. Because of the potential for investment, the land still has a significant value beyond the value of farmland; although without the investment, the land is no more useful than farmland, it still has a fair value of $100 million, regardless of who owns the land and whether or not they have access to $1 billion in capital. If they are not well capitalized, it would of course make sense to sell the land to a company that can fully exploit the opportunity. Capital availability clearly does not change the objective value of the undeveloped acreage. The value of undeveloped land cannot be characterized as strategic value or good will, but has a well-defined fair value, just like an asset with an existing cashflow.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

Tandem has 9 million boe of Proved reserves, for which we are paying $102 million. Assuming full discounted cashflow value is attributed to Proved Developed Reserves (PDP), the 2.9 million boe of producing reserves have a value of $58 million, and the remaining $44 million is allocated to proved undeveloped reserves (PUD). Using commodity prices from March 26, 2007 in the Williamson Reserve report for December 2006, the Tandem assets have a discounted cash flow value of $178 million. Of this value $58 million can be explained by the existing production (PDP reserves). In addition to the existing production, Tandem already has undeveloped assets (PUD reserves) which, while valued at less than their discounted cash flow like developed and producing assets, still have a fair market value at the present time in their undeveloped state. While the $102 million purchase price could be viewed as if we are paying full value for the production and $44 million for the opportunity to invest $42 million and receive a net return of $120 million ($162 million including the return of investment), the $44 million value of the development opportunity exists regardless of whether or not we actually make the investment. The value of PUD reserves is just like the $100 mm value of an acre in New York City, and is not dependent upon whether or not one has the capital availability to develop the asset.

As noted above, the pre-money analysis that the Staff has articulated is clearly evident for a company that, for example, is a manufacturing company. For such a company, its value is determined by the present value of its future business. Using the same numbers as Tandem, looking at its existing sales and costs of sales, the present value of its business is $58 million. An outside investor may be willing to pay $102 million for the company, because it believes that by investing $42 million in new equipment it will generate $162 million in new sales, thus paying $102 million for the business and investing $42 million will net an expected profit of $178 million. In this example, the $44 million paid for the company beyond the present value of the business is goodwill. Although there is reason to believe that the business will have a worth of $178 million after the investment, that depends upon, among other things, the capitalization of the purchaser and its ability to procure funds to make such an investment. While the company may have a total strategic value, including goodwill, of $102 million, that is not reflected by the valuation of any tangible assets. This example is not relevant to Tandem, in which the value can be wholly attributed to hard assets, whether developed or undeveloped.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

It is for this reason that we believe the fair market value of Tandem is greater than the $62 million (representing the existing production) and also above $86 million and as such the 80% test has been met. The fair market value of Tandem reflects the value of developed (PDP) and undeveloped (PUD) assets and has no value associated with the strategic or goodwill aspect of the business. The fact that we believe investment can be made in the undeveloped asset to generate a total asset value of $178 million, does not diminish the fact that undeveloped oil & gas assets have an established value in and of themselves.

We further note that even if one were to take the position that the net present value of Tandem is only $62 million, as the Staff has proposed, a discounted cashflow analysis was only one aspect of three used by CK Cooper in connection with its analysis of the 80% test. Dividing the $62 million by the $86,389,046 (80% of Platinum’s net assets) purchase price of the assets calculates to 72% which is lower than our 80% threshold. However, the other two aspects of the analysis are above the 80% threshold and when putting together all three aspects of the analysis as set forth below the result is a mean value of 125.3% which is greater than 80% and therefore passes the test.

Comparable Company Analysis: 146%
Comparable Transaction Analysis: 158%
Discounted Cash Flow Analysis: 72%

Finally, we note that the IPO Prospectus provides on pages 10 and 25 that “The fair market value of [a target] business generally will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value.” Platinum’s board has made the determination based on all of the above factors that the 80% test has been met.

2.
Please disclose with specificity in the forefront of your summary section the basis for the Platinum board’s recommendation that shareholders pay a 63% premium over the price that the current management of Tandem paid itself in a related party transaction on June 8, 2005, when it rolled up TEC and Shamrock into the then-dormant public shell “Pacific Medical Group.”

Specifically address the following factors:

▪	The price of oil is very near what it was on June 8, 2005, suggesting that the valuation should be in a comparable range;

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

▪	However, Tandem has been extracting oil from the properties for the last two years, suggesting that such depletion of resources should taken away from the valuation; and

▪
Also, many potential liabilities appear to exist in connection with the proposed acquisition, as disclosed in your proxy statement, that did not exist when such assets were rolled up into the dormant public shell, which also suggests that the valuation should be less than that paid on June 8, 2005.

Response: We note the Staff’s comments and advise the Staff that Platinum’s Board has met and specifically discussed the factors noted in the comment and have determined to reaffirm their approval of the transaction and their recommendation to Platinum stockholders that they vote for the approval and authorization of the asset acquisition and the transactions contemplated thereby. We have added disclosure on page 45 to this effect.

3.
We reissue comment four from our letter of January 17, 2007. We note your response that “management is not currently contemplating any repurchases of Platinum Common Stock outside of Rule 10b-18” but the Staff requested disclosure beyond management’s current intent.

Please advise the Staff as to whether there have been any discussions by Platinum’s management for repurchases of Platinum Common Stock outside of Rule 10b-18. If so, please disclose the existence of any potential repurchases.

Further, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder’s intention to vote against the proposed transaction with Tandem and convert its shares.

Response: We note the Staffs comment and advise the Staff that, other than the consideration of a tender offer as referenced in Comment 4 of the Staff’s comment letter dated January 17, 2006, there have been no discussions by Platinum's management for repurchases of Platinum common Stock outside of Rule 10b-18. We further advise the Staff that there have been no communications sent or received by Platinum, its representatives and management with any other party with respect to any Platinum stockholders intention to vote against the TEC asset acquisition and convert its shares

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

4.
We reissue comment five from our letter of January 17, 2007. We note your response and added disclosure however they appear to address the issuance of such shares as opposed to the offer. Accordingly, we reissue.

We note your disclosure that, pursuant to the terms of the restructured transaction, Platinum has offered a total of 714,286 shares of Platinum common stock, to be issued in semi-annual installments commencing upon the closing of the proposed acquisition. Please disclose the whether Platinum claims such offer was exempt from registration and, if so, the basis of such exemption. We may have further comment.

Response: We note the Staff’s comment and advise the Staff that the offer of shares to Mr. Duncan was exempt under Section 4(2) of the Securities Act and we have added disclosure on pages 44 and 92 of Amendment No. 5 to the Preliminary Proxy Statement to disclose the exemption and the basis for our use of that exemption.

5.	We reissue comment nine from our letter of January 17, 2007, which was a reissuance of comment three from our letter of September 15, 2006. We note your response to comment nine that:

“…given Mr. Kostiner’s background as an energy trader and his personal beliefs that profits in this industry can be gained from hedging, it was Platinum’s then current intention to employ hedging, to a greater or lesser extent depending upon its suitability to the target business chosen, following the consummation of a business combination.”

The Staff could find no reference to Mr. Kostiner’s personal beliefs in your IPO prospectus “that profits in this industry can be gained from hedging.”
Please revise the Proxy Statement to disclose the extent to which Platinum’s IPO Prospectus disclosed both that Platinum’s business plan was to “buy a company with hard assets and employ hedging ‘as much as the banks will let us,’” employ “aggressive hedging and other maneuvers” and that Mr. Kostiner “has the know-how and contacts to pull it off.” If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

Response: The Company’s business plan since inception has been to acquire a U.S. or international operating business in the global oil and gas E&P industry. In assessing potential targets, one of the many factors we considered was whether the assets of the target entity were conducive to hedging opportunities. Hedging is a broad term. It covers both transactions designed to protect against loss, as well as transactions designed to lock in profits. In each instance, however, the fundamental concept is to buy the hard assets and sell the commodity, which is the financial representation of the price of that hard asset. For the Company (and, necessarily, our CEO), we think of hedging in terms of the latter: transactions designed to lock in profits.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

With respect to considering potential hedging opportunities - in our case, the opportunity to lock in profits - the Company’s position (necessarily including that of its CEO) has been disclosed consistently in and since our IPO.

In the opening paragraphs of the “Proposed Business” section in our IPO prospectus, we state as follows:

We currently intend to concentrate our search for acquisition candidates on assets or companies worldwide with proved reserves exceeding 10,000,000 boe (barrels of oil equivalent). We believe that there is a gap in value between oil and gas reserves and the price of energy commodities. Based on our review of financial publications, oil and gas E&P companies have been purchased during the past year for significantly less than the market price of oil on commodities exchanges on a per barrel of oil equivalent basis. In other words, we believe that profit can be captured by buying oil and gas companies or reserves, and selling the underlying oil and gas commodity. (emphasis added)

The Wall Street Journal article appearing on August 4, 2006, describes Mr. Kostiner’s actual approach towards hedging for Platinum - his “strategy”- as being “…[t]o capture the gap between the price of oil in the ground and commodities prices.” This is virtually identical language to that contained in the IPO Prospectus.

We did not use the word “hedging” in describing this proposed activity in the IPO prospectus. As we stated above, the term itself is overly broad and, in that sense, without meaning. In our IPO Prospectus, we opted to specifically describe this intended activity as capturing profit in the so-described gap. The fact that we did not use the word hedging in our IPO description and the Wall Street Journal reporter uses it liberally (after all, the entire angle of her article, for which Platinum was just one of the companies discussed, albeit prominently, was investments by hedge funds in “risky oil plays”) is beside the point. Mr. Kostiner’s and the Company’s intended activity - whether termed hedging, as the reporter did, or not - is accurately described in the IPO prospectus and is clearly Mr. Kostiner’s view of “hedging” when discussing Platinum and Tandem in the Wall Street Journal article.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

We believe that a reasonable investor when reading the entire paragraph referenced above would understand that our strategy includes seeking opportunities to lock in profits by attempting to capture the so-described gap. This is hedging, whether or not that actual term is used. What is important is that a reasonable investor reading the plain language would understand that we are seeking to lock in profits by capturing the gap between the price of the oil and the commodities price.

We note the Staff’s comment that given the last sentence of that paragraph (reproduced below), a reasonable investor would not understand that the Company intends to engage in hedging. Again, hedging is an overly broad term. We described our intention to attempt to lock in profits - capture the gap - and we believe that a reasonable investor reading the plain language would understand that paragraph to mean just that. The Staff comments that the following paragraph-ending sentence obscures the explanation of hedging described just above it:

There are factors that contribute to the gap, including risk of extraction, financing and hedging costs, but we believe many of these risks can be mitigated, while still leaving a large margin.

We respectfully submit to the Staff that the penultimate sentence of the paragraph describes our approach to hedging. This last sentence then cautions the reader that any profits that are realized by capturing the gap may be reduced by certain risks and costs, including (1) extraction - that is, the actual cost of extracting the oil from the ground and the risk that there is less oil extracted than was expected; and (2) financing and hedging - these refer to borrowing and bank costs incurred in connection with the acquisition of additional hard assets off of which the Company would attempt to capture the gap between the price of such hard asset and the commodity price.

In summary, we believe that the paragraph in the IPO prospectus can only be understood by a reasonable investor as referring to hedging opportunities as we mean them - that is, locking in profits by attempting to capture the described gap. Further, although the Wall Street Journal article for its own purposes overemphasizes the utilization of hedging activities in the industry and groups in Platinum with its overall report about aggressive hedging in the oil industry, it ultimately does describe accurately Platinum’s approach with respect to hedging opportunities, that being to capture the gap between the price of hard assets (oil in the ground) and commodity prices (financial representations of the prices of the hard assets).

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

With respect to an issue brought up in our telephone conversation, we note the distinction throughout the paragraph between the terms buying “assets or reserves” and selling “commodities” or the gap between the value of “reserves” and the price of “commodities”. Hedging opportunities imply capturing value gaps that exist between the hard asset and the related commodity (the financial representation of the price of that hard asset) at the same time. This is as opposed to a statement of “buy low, sell high” which implies selling into a market where valuation has increased over time.

In addition, the Staff notes our reference to Mr. Kostiner’s personal beliefs about hedging in our last response letter and comments that his personal beliefs are not referenced in the IPO Prospectus. We respectfully submit to the Staff that, especially in the case of a start-up, blank-check company with few employees to date, the “Company’s” belief about hedging described in the IPO Prospectus (see above) is synonymous with Mr. Kostiner’s belief.

6.	We note your response to comment 11 from our January 17, 2007 letter. Please include such response as disclosure within your proxy statement.

Response: We note the Staff’s comment and have inserted the requested disclosure on page 43 of Amendment No. 5 to the Preliminary Proxy Statement.

7.
We note your response to comment 22 from our letter of January 17, 2007 and your addition of the risk factor noted on page 30. Risk factors should not include mitigating statements. Please remove all mitigating statements from such risk factor.

Response: We note the Staff’s comment and have removed all mitigation statements from the referenced risk factor.

8.
We note the statement contained in your prior response letter that the prior owners of TEC and Shamrock discovered in May 2005 that 20 million shares of the public shell were “invalidly” issued to Lyle Mortensen due to a lack of consideration. Please provide the Staff with a legal analysis as to lack of consideration for such shares. We note in particular your disclosure that Mortensen supplied services to the public shell as its sole director until March 30, 2005.

Response: Nevada Revised Statutes 78.215, §1, provides that “The board of directors may issue and dispose of its authorized shares for such consideration as may be prescribed in the articles of incorporation or, if no consideration is so prescribed, then for such consideration as may be fixed by its board of directors.” Nevada Revised Statutes 78.211, §1, provides that “The board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. The judgment of the board of directors as to the consideration received for the shares issued is conclusive in the absence of fraud in the transaction.” Nevada Revised Statutes 78.211, §2, provides that “When the corporation receives the consideration for which the board of directors authorized the issuance of the shares, the shares issued therefore are fully paid.”

In the case of the 20 million shares that Mr. Lyle Mortensen caused to be issued to himself, Mr. Mortensen signed a Consent of the Board of Directors of Tandem Energy Holdings, Inc. (“Tandem”) dated March 7, 2005, that approved the issuance of the shares but did not specify any consideration for the shares. There was no attempt to comply with Nevada Revised Statutes 78.215, §1, which requires that the consideration be fixed by the Tandem’s board of directors. There is no evidence that any payment was made for the shares, either in the form of cash, promissory notes or other property or, as outlined below, services rendered or to be rendered. Further, this Consent was executed approximately seven days before Mr. Williams closed on the acquisition of controlling interest in Tandem (which closing occurred a few days following the issuance of the shares to Mr. Mortensen by the transfer agent), and therefore management of Tandem has serious questions concerning not only the absence of any consideration for the shares but also the authority of Mr. Mortensen to cause the shares to be issued (particularly since Mr. Mortensen has advised Tandem’s management in writing that he has provided them with all of the documents in his possession regarding Tandem, including “minutes of the meetings and actions taken by Tandem Energy Holdings, Inc. (Nevada),” and there is no board or shareholder consent or minutes appointing him as the sole director of Tandem or any other position with Tandem).

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

A subsequent Consent In Lieu of Meeting of the Board of Directors of Tandem Energy Holdings, Inc. (Tandem), dated March 30, 2005, was signed by Mr. Mortensen as sole director which purported to authorize the issuance of 20 million shares of Tandem stock to certain named persons, including 3 million shares to Aritex Consultants, Inc. (a portion of these shares are the subject of the litigation against Tandem). This Consent is dated the same date as Mr. Mortensen’s resignation as a director of Tandem. Tandem has correspondence from Mr. Williams which states that Mr. Mortensen became the sole director of Tandem on March 11, 2005, so the only plausible rationale for the March 30 Consent is that Messrs. Williams and Mortensen realized just before Mr. Mortensen was to leave office that the actions authorized in the March 7 Consent were not valid and that the issuance of the shares needed to be reauthorized.

In the March 30 Consent Tandem was authorized (i) “to purchase all of the outstanding shares of Tandem Energy Holdings, Inc., a Texas corporation (TEXAS), and to fulfill all of the terms and conditions of a Stock Purchase Agreement (the “Agreement”) . . . between Tandem and TEXAS;” and (ii) “to issue . . . 20,000,000 million shares of restricted common stock in fulfillment of the purchase of all of the outstanding stock of TEXAS . . .” The March 30 Consent also authorizes Mr. Mortensen to execute any and all documents necessary to consummate the Agreement. Todd Yocham was the sole officer and director of TEXAS and would have been the only person with authority to sign the Agreement and other documents relating to the transaction on behalf of TEXAS, which, as stated below, he says never happened.

Tandem has requested all documents, materials and files relating to Tandem’s history from Messrs. Ronald Williams and Lyle Mortensen, and Tandem has been advised by those individuals that they have provided everything in their possession to Tandem. In addition, Messrs. Lance Duncan and Todd Yocham have advised Tandem that they too have provided all of their documents, files and other materials to Tandem. Todd Yocham has unequivocally stated that he never signed the Agreement or any other documents relating to the transaction described in the March 30 Consent. There is nothing in Tandem’s files, or on file with the Secretary’s of State in Texas or Nevada, or in any of the materials provided to Tandem (e.g., email messages, fax documents, etc.), to indicate that the proposed transaction was ever consummated. Accordingly, the consideration established by the board of directors in the March Consent (i.e., “fulfillment of the purchase of all of the outstanding stock of TEXAS”) was never delivered and thus the 20 million shares originally issued to Mr. Mortensen (whether by the March 7 Consent or the March 30 Consent) were without consideration and are not validly issued or fully paid.

Further, in an email message sent on February 27, 2005, Mr. Williams stated that if financing for the transaction did not close by June 1, 2005, the transaction would not be consummated and this would “make everyone’s stock worthless.” He also went on to say in that message that “this is a risk that we all agreed to assume.” As we have previously advised the Staff, there is no dispute that the financing to which Mr. Williams is referring to did not materialize or the transaction originally contemplated by Messrs. Williams, Mortensen and Duncan was never consummated. Instead, that transaction, as predicted by Mr. Williams, terminated on May 31, 2005, and a new transaction was structured which differed materially from the one originally contemplated and which, as a condition to implementation, required the 20 million shares to be cancelled because, as stated above, the only consideration ever fixed by the board of directors of Tandem (fulfillment of the transaction) was never provided.

Notwithstanding the foregoing, however, the Plaintiff in the litigation with Tandem may argue, as suggested by the Staff, that the shares were issued for services rendered. There is no board consent or minutes authorizing the issuance of the 20 million shares for services rendered, and in fact, there is nothing to indicate that the board of directors authorized any consideration for the 20 million shares other than the “fulfillment of the purchase of all of the outstanding stock of TEXAS.” Nevada Revised Statutes 78.215, §1, makes it clear that there must be such an authorization with respect to any issuance of shares. Substitution of one form of consideration for another requires the approval of the board of directors of the corporation, and there is nothing to indicate that the board of Tandem authorized any substitute consideration.

However, even if the courts were to inappropriately ignore all of the foregoing, there is no evidence that Messrs. Mortensen or Williams provided any services to Tandem for which they have not been paid. Tandem has reviewed what it believes is all of the material correspondence during the period from February 1, 2005 to May 31, 2005, relating to the 20 million shares and the activities of Messrs. Mortensen and Williams in respect of Pacific Medical Group/Tandem. It is clear from this correspondence that Mr. Williams was a very active participant in the so-called reverse merger and that Mr. Mortensen did very little in that regard. There are almost daily emails from Mr. Williams regarding all aspects of the proposed transaction and reflecting that he and/or his lawyer contacts, Messrs. Joseph Emas and Jon Karlsson, prepared all of the legal documents related to the Tandem-TEXAS transaction (forms of agreement, consents, etc.), which were circulated. As far as Tandem has been able to determine, Mr. Mortensen’s role was limited to signing documents prepared by others and preparing financial statements for Pacific Medical Group. Both Messrs. Williams and Mortensen were compensated for all their respective services. On May 24, 2005, Mr. Mortensen submitted a statement on behalf of Mr. Williams showing that Tandem owed Mr. Williams $43,560.00, after deduction of amounts previously paid, in connection with services and reimbursement of expenses (which also included an expense paid by Mr. Mortensen), and Tandem wire transferred the $43,560.00 to Mr. Williams. Mr. Mortensen also sent an invoice dated May 3, 2005 to Tandem for his services and this invoice was paid by Tandem. There has never been any assertion by either of those parties that they have provided any services for which they have not been paid, nor have either of them asserted that Mortensen was issued the 20 million shares “for services.” Therefore Tandem believes that any claim that the 20 million shares were issued for services rendered is wholly without merit.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

In conclusion, Tandem believes that because the specified consideration for the issuance of the 20 million shares was never forthcoming, the shares were issued without consideration and were legitimately cancelled.

Tandem has numerous substantive and procedural defenses and claims which are dispositive of the litigation described in Platinum’s proxy statement that are beyond the scope of this response. In addition, other theories regarding the issue to which this response relates may be developed in the course of the litigation, and Tandem reserves the right to assert these theories without further notification to the Staff.

9.
We note the statement contained in your prior response letter that Williams and Mortensen were “fully reimbursed” for their purchase of Pacific Medical Group. Please include as disclosure within your Proxy Statement and include the basis for such statement.

Response: Response: We note the Staff’s comment and have inserted the requested disclosure on page 91 of Amendment No. 5 to the Preliminary Proxy Statement.

10.
We note the statement contained in your prior response letter that Williams and Mortensen acquired the “public shell” that is now Tandem from John Karlssdon, Esq., an attorney in Vancouver, British Columbia, Canada. Please disclose the manner by which such public shell was acquired.

Response: Response: We note the Staff’s comment and have inserted the requested disclosure on page 92 of Amendment No. 5 to the Preliminary Proxy Statement.

11.
We note the statement contained in your prior response letter that “it is due to a confluence of circumstances that Tandem’s current management did not obtain any agreements or other documentation relating to the change in control of Las Vegas Major League Sports, Inc. and Pacific Medical Group, Inc. rather than total disregard for corporate diligence.”

We also note however, that the consideration to be paid was a combination of cash and stock, and further, that the subsequent acquisition of the Texas corporation was to effected by the public shell through an exchange of shares.

Moreover, we note your response that, in mid-may 2005, Messrs. Culp and Cunningham began to request the shell company’s corporate governance documents from various parties and found that much was missing.

Please provide disclosure to discuss the reasons why, in light of the fact that the prior owners of TEC and Shamrock suspected that they were not in possession of all material documents relating to the corporate structure of the public shell, they determined to proceed with the sale of TEC and Shamrock since they were to receive shares of the public shell as consideration.

Response: Response: We note the Staff’s comment and have inserted the requested disclosure on page 92 of Amendment No. 5 to the Preliminary Proxy Statement.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

12.
We note the statement contained in your prior response letter that, “it is expected that Tandem’s legal counsel will request various customary qualifications, exceptions and limitations to its opinion with respect to, among other things, prior issuances of stock by Tandem and pending, threatened or possible litigation…and…the opinion will be negotiated to a form acceptable to Platinum.”

Moreover, we note your statement that Tandem’s management “was to locate some documentation in the nature of sparse corporate minutes and transfer agent records dating from approximately March 1, 2005 and going forward, but they did not locate any documentation for the time prior to that date.

The form of the opinion to be delivered in this transaction appears to be a material item of disclosure to be included any Proxy Statement mailed in light of the structure of the transaction as an asset purchase as well as the limitations and lack of documentation and disclosure containing the predecessor’s operations and capitalization.

Therefore, it is unclear how such a qualified accepted and limited opinion would be sufficient to comply all applicable federal and state securities laws.

Please disclose how such an opinion may be delivered.

Response: As per our discussion with the Staff, no response is required as the Comment has been withdrawn.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 8

13. We note your response to comment 23 and the added disclosure on pages 12 and 41. In these same locations, please disclose the price of a barrel of oil on June 8, 2005, the date the principals of Tandem acquired the assets of TEC and Shamrock from themselves by means of a related party transactions, and disclose the current price of a barrel of oil, updated to the date of your next amendment.

Response:  We note the Staff’s comment and have inserted the requested disclosure on pages 12 and 41 of Amendment No. 5 to the Preliminary Proxy Statement.

Legal Proceedings, pages 93 and 100

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

14.	Please update your disclosure to the latest practicable date. Additionally, please reinsert the disclosure you have removed with respect to the Texas and Nevada court actions and update as necessary.

Response: We note the Staff’s comment and advise the Staff that no revisions are necessary because there have been no material changes in the litigation since the filing of Amendment No. 4 to the Preliminary Proxy Statement. Also, no insertion of prior disclosure was made since, as per our discussion with the Staff, this portion of the Comment was withdrawn.

The Asset Acquisition Proposal, page 39

15.
We note the statements in this section and throughout the proxy statement that the fairness opinion is addressed only to the board of directors and that C.K. Cooper has no legal responsibilities to any other entity. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. C.K. Cooper has consented to the fairness opinion being included with the proxy statement and therefore shareholders should be able to rely upon such opinion. We may have further comment.

Response: We note the Staff’s comment and have removed the references on pages 39 and 47 to the limitations on Platinum shareholder permissibility to rely on the fairness opinion.

Closing Comments

We believe that the foregoing and the revisions contained in Amendment No. 5 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Dino Yiannopoulos of this office (973-643-6485) should you have any questions or comments regarding the foregoing.

Very truly yours,

  /s/ Eliezer M. Helfgott
Eliezer M. Helfgott

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
April 4, 2007

cc:           Raj Rajan
John Zitko
Mike Karney
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals